

December 28, 2011

<u>Via Email</u>
Mr. Mohan R. Maheswaran
Chief Executive Officer
Semtech Corporation
200 Flynn Road
Camarillo, California 93012-8790

>   **Re: Semtech Corporation**
>   **Form 10-K for the Fiscal Year Ended January 30, 2011**
>   **Filed March 31, 2011**
>   **Form 10-Q for the Quarter Ended October 30, 2011**
>   **Filed December 9, 2011**
>   **Form 8-K dated March 9, 2011**
>   **Filed on March 9, 2011**
>   **Form 8-K dated November 30, 2011**
>   **Filed on November 30, 2011**
>   **File No. 001-06395**

Dear Mr. Maheswaran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2011

Item 1. Business, page 2

– Manufacturing Capabilities, page 7

1.   We note your disclosures on page 8 that you have consigned certain equipment to a
        foundry in China and that "the provision of these assets to the wafer foundry is factored
        into our pricing arrangement with the foundry." With a view toward enhanced disclosure
        in future filings, please clarify how the provision of the assets has impacted your pricing
        arrangement. For example, clarify whether you receive a reduction in prices for each
        wafer or if you receive a set discount in each period. Describe how, if at all, these
        agreements may impact your margin trends.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24

2.   We note you attribute some of the changes in your net sales and expenses to the impact
        from the acquisition of SMI. Please revise future filings to quantify the effects of
        material items impacting your results of operations, including acquisitions.

Critical Accounting Policies and Estimates, page 30

– Contingencies and Litigation, page 32

3.   Please revise future filings to provide additional information regarding your estimates for
        liabilities for claims against you. In this regard, you state that amounts accrued are based
        on reviews by outside counsel, in-house counsel and management. Describe the
        information considered by these parties in determining amounts to accrue. Also, explain
        why the estimates bear the risk of change.

Note 6. Property, Plant and Equipment, page 48

4.   We note your disclosure on page 8 that you have consigned certain equipment to a
        foundry in China. If material, please revise future filings to disclose the amount of
        equipment that is at the supplier location.

Note 12. Commitments and Contingencies, page 61

– Environmental Matters, page 62

5.   We note that you have accrued $243,000 relating to certain testing costs for the
        environmental matters discussed here. If there is at least a reasonable possibility that a
        loss exceeding amounts already recognized may have been incurred, in your next

periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to 450-20-50 of the FASB Accounting Standards Codification.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

– Product Warranties, page 63

6.   We note your disclosure here regarding the reversal of warranty accruals in the fourth quarter of fiscal year 2011. Please explain to us in greater detail how you originally evaluated the fair value of the warranty accrual in connection with the acquisition of SMI, including how you assessed the reasonableness of the assumptions regarding anticipated field failures. Please also provide additional details regarding the "lower than anticipated field failures." Provide a general timeline of when you determined the field failures were lower than anticipated and that the warranty accrual may need to be adjusted. Explain in greater detail why you concluded that the adjustment should be recorded as an offset to cost of sales rather than as an adjustment to the original purchase accounting.

Note 14. Geographic Information and Concentrations of Risk, page 64

7.   We note your disclosures on page 5 whereby you refer to four "main product lines" – Protection, Advanced Communications and Sensing, Power Management and Microwave and High-Reliability. Please revise future filings to provide the disclosures required by FASB ASC 280-10-50-40 for your products or otherwise explain to us why you do not believe such disclosures are required.

Form 10-Q for the Quarter Ended October 30, 2011

Note 7. Fair Value, page 12

8.   We note your disclosures here regarding the change in classification of the Agency
        securities and Corporate issues from Level 1 inputs to Level 2 inputs. However, we note
        that you continue to report the comparable January 30 amounts as based on Level 1 fair
        value inputs. Please clarify for us why you believe the continued presentation of the
        January 30 amounts as Level 1 is appropriate in light of the disclosures in this footnote.

Form 8-K dated March 9, 2011

Exhibit 99.1

9.   We note your disclosures here regarding your non-GAAP measures. You state that you
        present the non-GAAP measures "to facilitate the complete understanding of comparable
        financial performance between periods." In regards to your non-GAAP gross profit, we
        note that you include adjustments to eliminate stock-based compensation expense (non-
        cash) and fair value adjustments relating to acquired inventory. We further note from
        your disclosure in Note 12 on page 63 of the Form 10-K that you recorded a $1.3 million
        reversal of your warranty accrual in the fourth quarter of fiscal 2011. We note that this
        reversal had a net positive impact on your gross profit margin. Although this appears to
        be a one-time item similar to the fair value adjustments relating to acquired inventory, we
        note that you did not include an adjustment for this item in your non-GAAP gross profit.
        It is not clear to us how the measure that excludes non-cash stock based compensation
        expense and fair value adjustments relating to acquired inventory but includes the
        warranty accrual adjustment meets the stated objective of facilitating the complete
        understanding of comparable financial performance between periods. In order to provide
        us with a greater understanding of your use of the non-GAAP gross profit measure,
        please explain to us what consideration you gave to adjusting for this item and discuss
        why you ultimately concluded not to include an adjustment for this item.

Form 8-K dated November 30, 2011

Exhibit 99.1

10.   We note your disclosures here regarding your presentation of non-GAAP financial
        information. However, the discussion appears to be focused on your presentation of non-
        GAAP gross margin, non-GAAP net income and non-GAAP diluted earnings per share.
        Please revise your disclosures in future Forms 8-K to also more clearly discuss the
        presentation of the non-GAAP free cash flow measure.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief